UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On December 15, 2011, each of the 437,013 ordinary shares, € 3.00505 nominal value per share, of Telvent GIT, S.A. (each a “Redeemed Share”) owned by a shareholder other than Schneider Electric España, S.A.U. (“SE España”) was redeemed in accordance with the resolution (the “Redemption Resolution”) adopted and approved by the shareholders of Telvent GIT, S.A. (the “Company”) at the extraordinary meeting of shareholders of the Company held on December 5, 2011 (such redemption, the “Minority Shareholder Share Redemption”). As a result of the Minority Shareholder Share Redemption, the Company is now a wholly-owned subsidiary of SE España.

In accordance with the Redemption Resolution, on December 15, 2011, BNY Mellon, the Company’s paying agent in connection with the Minority Shareholder Share Redemption (the “Paying Agent”), paid to each shareholder of record of Redeemed Shares (other than the Company) an amount equal to USD 40.00 per Redeemed Share in cash (the “Redemption Price”), less applicable taxes and withholdings, for each Redeemed Share owned of record by such shareholder as of immediately prior to the time of such payment.

The Company published an announcement of the consummation of the Minority Shareholder Share Redemption which includes a description of certain tax relief services available to eligible shareholders that beneficially owned redeemed shares as of December 14, 2011. A copy of the announcement has been posted to the Company’s website at http://www.telvent.com/es/inversores/gobierno_corporativo/junta-de-accionistas.cfm. and an English translation of the announcement has been posted to the Company’s website at http://www.telvent.com/en/investor/corporate_governance/shareholder-meetings.cfm.

The English translation of the announcement is furnished as Exhibit 15 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Ignacio González

Name: Ignacio González
Title: Chief Executive Officer

Date: December 15, 2011

Exhibit Index

The following exhibit has been furnished as part of this Form 6-K.

Exhibit No.	Description

15	Minority Shareholder Share Redemption and Quick Refund Procedure Announcement (English Translation)